Robert Goedert, P.C. To Call Writer Directly: +1 312 862 7317 rgoedert@kirkland.com	300 North LaSalle Chicago, IL 60654 United States +1 312 862 2000	Facsimile: +1 312 862 2200

www.kirkland.com

February 24, 2021

Via EDGAR Submission

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:       Michael Fay

Kate Tillan

Abby Adams

Laura Crotty

Re:      InnovAge Holding Corp.

Registration Statement on Form S-1

Filed February 8, 2021

CIK No. 0001834376

Ladies and Gentlemen:

Pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation S-T thereunder, InnovAge Holding Corp, a Delaware corporation (formerly known as TCO Group Holdings, Inc.) (the “Company”), has today filed with the Securities and Exchange Commission (the “SEC”) Amendment No. 1 to the Registration Statement on Form S-1 (the “Registration Statement”).

On behalf of the Company, we are writing to respond to the comments raised in the letter to the Company, dated February 19, 2021, from the staff of the SEC (the “Staff”). The Company’s response below corresponds to the Staff’s comments (which are reproduced below in italics). We have also referenced in the Company’s response set forth below the appropriate page numbers of the revised prospectus contained in the Registration Statement (the “Prospectus”) that addresses the Staff’s comments. In addition to addressing the comments raised by the Staff in its letter, the Company has revised the Registration Statement to update certain other disclosures. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Prospectus.

Securities and Exchange Commission February 24, 2021 Page 2

Amendment 2 to Draft Registration Statement on Form S-1

Management’s discussion and analysis of financial condition and results of operations

Execute tuck-in acquisitions, page 82

1.	We note the presentation of CAGR data. To the extent you include CAGR data, please also include the annual amounts in order to provide context regarding year-over-year volatility and other trends that a compound rate would not identify.

Response

In response to the Staff’s comment, the Company has removed the inclusion of CAGR data relating to census growth of its tuck-in acquisitions from the Registration Statement because revenue data relating to such acquired organizations provides substantially similar information to investors. In addition, on page 85 of the Registration Statement, the Company has added a line graph depicting monthly revenue growth at each of the respective acquired organizations from the time of the respective acquisition through June 30, 2020 (the end of the Company’s most recent fiscal year). The graphic presents steady incremental growth in revenue and limited volatility, which was not otherwise evident based solely on inclusion of CAGR data.

Lifetime value to customer acquisition cost ratio, page 85

2.	Please tell us whether you considered other metrics that might more directly relate to the efficiency of your sales and marketing spend (e.g., "the total cost of enrollments divided by total participant enrollments" and "the average number of months a participant is enrolled"). Revise your disclosure to explain how you calculated the amounts used in the ratio. In addition, tell us whether this ratio is a non-GAAP measure and disclose why you only present this ratio for fiscal 2020.

Response

In response to the Staff’s comment, the Company has removed the inclusion of Lifetime value to customer acquisition cost ratio from the Registration Statement because the Company does not believe such metric is a key factor used by management in the course of managing its business. The Company does not intend to disclose this metric to investors in the future.

Financial Statements

Note 17. Segment Reporting, page F-50

3.	We note the wide range of census CAGR post-acquisition and revenue CAGR post-acquisition for acquired organizations shown on page 82. Likewise, we note from page 81 that your Loveland and San Bernardino centers achieved compound annual census growth

Securities and Exchange Commission February 24, 2021 Page 3

rates of 54% and 50% and center-level contribution margins of 37% and 33%, whereas company-wide center level contribution margins for 2019 and 2020 were 23.8% and 24.9% and the census growth rate for 2020 was 8.5%. In this regard, please provide us the analysis of economic characteristics used to support aggregation of the three geographic divisions.

Response

The Company is providing the Staff with the following analysis in support of the aggregation of its three geographic operating divisions.

Aggregation of Operating Segments (ASC 280-10-50-11):

Based on the guidance in paragraph ASC 280-10-50-1, the Company has identified five operating segments, three of which are related to the Company’s PACE offering. The PACE-related operating segments are based on three geographic divisions, which are West, Central, and East. The Company’s remaining two operating segments relate to Homecare and Senior Housing, which are immaterial operating segments and aggregated into “All Other.”

An operating segment is a component that engages in business activities whose operating results are regularly reviewed by the chief operating decision maker (CODM), and for which discrete financial information is available. The Company’s CODM, its CEO, regularly reviews discrete financial information for the three geographic divisions of its PACE-related offerings to make decisions about resources to be allocated to the segments and assess their performance, not center-level discrete financial information. In accordance with paragraph ASC 280-10-50-11 (a) through (e), the Company considered whether the PACE-related operating segments had similar economic characteristics and would therefore qualify for aggregation.

Each PACE Region operating segment is comprised of several operating centers. As of December 31, 2020 there are nine centers in the East region, six centers in the Central region, and two centers in the West region. The Loveland and San Bernardino centers are components of the Central and West regions, respectively, and their results are not reviewed separately by the CODM. Loveland and San Bernardino results are evaluated as part of the six Central region centers and two West region centers, respectively, and have differing financial results due to site maturity. The purpose of separately mentioning these two sites was to highlight the Company’s track record as it relates to de novo facility development and to demonstrate its profitable growth strategy.

The Company assessed both the quantitative and qualitative characteristics pursuant to ASC 280-10-50-11(a) through (e) in determining whether the PACE-related geographic operating segments have similar economic characteristics and concluded that they qualify for aggregation into a single reportable segment: PACE. The Company believes that each of the PACE region

Securities and Exchange Commission February 24, 2021 Page 4

operating segments exhibits similar long-term financial performance given their similar economic characteristics and the same measures of profitability. For example, all PACE regions have the same inputs to center level contribution margin, as revenue is driven by census and payor rate, while common external provider costs and cost of care (excluding D&A) include participant expenses, pharmacy expenses, medical professional fees, and transportation costs.

We noted the following similar qualitative characteristics within the focus areas:

Nature of Product and Services: In analyzing the services the Company provides its participants, the Company noted each of its PACE regions services are consistent and similar. In each PACE region, all participants receive all necessary acute and long-term care services through a comprehensive, consolidated model of care. All of the Company’s PACE locations, which are an alternative to nursing homes, provide managed care, under a fully capitated program, that serve the frail elderly in a community-based service model. Participants receive all services through a comprehensive, consolidated model of care. Capitation payments are received from Medicare parts C and D; Medicaid; Veterans Administration (VA), and private pay sources. The Company is 100% at risk for all health and allied care costs incurred with respect to the care of its participants, although it does negotiate discounted rates with its provider network consisting of hospitals, nursing homes, assisted living facilities and medical specialists. Additionally, under the Medicare Prescription Drug Plan, the Centers for Medicare and Medicaid Services (CMS) share part of the risk for providing prescription medication to the Company’s participants. As such, the Company concluded that our three regional operating segments provide similar services.

Nature of the Production Process: The Company’s model delivers services which align with how healthcare is evolving, namely (1) the shift toward value-based care, in which coordinated, outcomes-driven, high-quality care is delivered while reducing unnecessary spend, (2) eliminating excessive administrative costs by contracting directly with the government, (3) focusing on the patient experience and (4) addressing social determinants of health. Additionally, the Company utilizes shared service centers to further supplement its centers and provide similar support to all of its geographic operating segments. Such services and model delivery are utilized across all regional operating segments and are critical to the Company’s center-of-excellence service delivery model.

Type of Customer: In analyzing who the Company’s PACE Services were provided to within its three regional operating segments, the Company noted that its participants, in each operating segment are all frail elderly individuals in the community. The Company’s participants are 55+ year old and qualify for both Medicare and Medicaid benefits, are nursing home-eligible, and have high acuity healthcare needs correspondingly high medicate costs.

Securities and Exchange Commission February 24, 2021 Page 5

Based on the Company’s analysis, the Company noted that the needs of its participant are consistent, which are covered by the comprehensive consolidated model of care it provides, regardless of the location the participant resides. The Company’s focus is on enabling frail seniors to age in their own homes and communities and provide community-based care for high-cost duel eligible seniors. As a result of these factors, the Company concluded its three operating segments provide care to one class/type of customer, collectively referred to as participants.

Methods Used to Provide Services: In connection with the Company’s analysis, the Company noted that the process outlined by its regional operating segments use similar platforms to deliver a consolidated model of care to our participants. Specifically, each of the Company’s three regional operating segments provide all-inclusive care through platforms that include, our interdisciplinary care teams, participant visits at our centers, telehealth services, and its community-based care delivery model. The Company’s marketing initiatives are also performed on an entity wide basis. As such, the Company concluded that its three regional operating segments utilize similar methods to provide a consolidated model of care.

Regulatory Environment: In connection with the Company’s analysis, the Company noted each of its three regional operating segments are regulated by PACE regulation requirements outlined by CMS in the “Programs of All-Inclusive Care for the Elderly (PACE) Manual.” The PACE regulatory body requires that each PACE center, regardless of location, deliver certain named services in order to qualify as a PACE center. Therefore, in order to comply with regulatory requirements, each PACE center across all of its regions are similar. As such, the Company concluded that the Company’s three regional operating segments are regulated by one similar regulatory body.

In analyzing the similarities of the economic characteristics of the three regional operating segments aggregated within the PACE aggregated operating segment, the Company reviewed the historical center level contribution margin for each regional operating segment for the fiscal years ended June 30, 2020 and 2019. The Company’s management uses Center-level Contribution Margin on a regional basis as the measure for assessing performance of its segments. Center-level Contribution Margin is defined as total segment revenues less external provider costs and cost of care (excluding D&A).

In the course of the review of the Center-level Contribution Margin, the Company observed that its East operating segment had differed relative to the Central and West operating segments. The main driver for this differentiation is that many of the East region sites have been part of the InnovAge operating structure for less time than sites in the West and Central regions are still ramping in terms of utilization. As a result of the fiscal year 2019 acquisitions, the Company continues to gain certain benefits and synergies which are expected to even out the operating profitability between the regions. These synergies have caused the Center-level Contribution Margin of the East Region operating segment to begin to converge with the Center-level

Securities and Exchange Commission February 24, 2021 Page 6

Contribution Margins of the Central and West regions in fiscal year 2020, and converge for the six months ended December 31, 2020. For the six months ended December 31, 2020 the Center-level Contribution Margin was 26.7% for the East region, 27.8% for the Central region, and 27.7% for the West region. Pursuant to ASC paragraph 280-10-55-7A, operating segments are considered to be similar if they can be expected to have essentially the same future prospects. Therefore, the similarity of the economic characteristics should be evaluated based on future prospects and not necessarily on the current indicators only.

Conclusion

Based on the analysis above and pursuant to paragraph ASC 280-10-50-11, the Company concluded that the three PACE-related regional operating segments were similar in both their qualitative and quantitative economic characteristics, and that aggregation into a PACE reportable segment was consistent with the objective and basic principles of ASC Subtopic 280-10-50.

*   *   *   *

We hope that the foregoing has been responsive to the Staff’s comment. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-7317 or, in my absence, Robert M. Hayward, P.C. at (312) 862-2133.

Sincerely,

/s/ Robert Goedert, P.C.

Robert Goedert, P.C.

cc:      Barbara Gutierrez
          Chief Financial Officer, InnovAge Holding Corp.